Otis Gallery LLC

335 Madison Ave, 3rd Floor

New York, NY 10017

July 10, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Charlie Guidry

Re:	Otis Gallery LLC

Amendment No. 1 to Form 1-A

Filed April 3, 2019

File No. 024-10951

Ladies and Gentlemen:

We hereby submit the responses of Otis Gallery LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 23, 2019, providing the Staff’s comments with respect to Amendment No. 1 to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Form 1-A filed April 3, 2019

Description of Business

Risk Factors, page 35

1.	Your website states that investors are able to “sell shares on our secondary market,” yet this section indicates that no such secondary market may ever develop. Please tell us whether you host a functioning secondary market for your securities, as your website advertises. Please also revise this section to disclose, if true, that no secondary market for the offered securities currently exists. Make conforming changes elsewhere in the offering statement where you discuss potential liquidity.

Response: We do not currently host a secondary market for our securities, and we have revised the Description of Business to make it clear that no secondary market for the offered securities currently exists and have made conforming changes throughout the Offering Statement. We have also revised our website to remove the reference to investors being able to sell their shares on our secondary market.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (332) 201-5259 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Otis Gallery, LLC
By: Otis Wealth, Inc., its managing member

By:	/s/ Michael Karnjanaprakorn
Michael Karnjanaprakorn
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.